SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
PUBLICLY HELD COMPANY
NIRE 35.300.016.831
CNPJ nº 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo S.A. (“Sabesp” or “Company”) in compliance with the terms set forth in Resolution No. 44, of August 23, 2021, as amended, of the Brazilian Securities and Exchange Commission (“CVM”), further to the material fact disclosed by the Company on March 27, 2026, hereby informs its shareholders and the market in general of the following:

At the Extraordinary Shareholders’ Meeting to be held on April 28, 2026, the Company will submit for approval the stock split of all common shares at a ratio of 1:5 by means of which each 1 (one) common share will represent 5 (five) common shares, with no change to the amount of the Company’s share capital. If approved, the following steps and dates will be relevant in relation to the Company’s common shares and American Depositary Receipts (“ADRs”).

1.    As for the common shares trading on the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”), the custodian institution, Itaú Unibanco S.A., shall take all measures to automatically distribute the new common shares to the Company’s shareholders, according to the following schedule:

•	for shareholders holding ownership interest as of April 28, 2026, each of the Company’s common shares trading at B3 shall be split into 5 (five) common shares or, in other words, the shareholder shall receive 4 (four) new common shares for each common share held, holding, after the split, 5 (five) common shares;
•	as of April 29, 2026, the Company’s common shares will be traded ex-split rights (B3 ex-date);
•	on April 30, 2026 four (4) additional common shares will be credited for each existing common share, which will be reflected in shareholders’ ownership positions at the opening of trading on May 4, 2026.

2.    As for the ADRs trading in the New York Stock Exchange (“NYSE”), the depositary institution, The Bank of New York Mellon (“BNY”), shall issue new ADRs and distribute them to the holders of the ADR, as per the schedule applicable in the United States of America:

•	the ADR to common share ratio will remain unchanged at one (1) ADR representing one (1) common share. No fractional ADRs will be issued;
•	as of April 30, 2026 (record date), the holders of the Company’s ADRs at the NYSE shall be entitled to the new ADRs, at the ratio of 4 (four) additional ADRs to each ADR already held;
•	on May 6, 2026, the additional ADRs shall be distributed to the Company’s ADR holders at the NYSE (payment date);
•	as of May 7, 2026, the Company’s ADRs trading at NYSE shall be traded ex-split rights (NYSE ex-date);

•	from April 30, 2026 through May 7, 2026, BNY’s books will be closed for issuance and cancellation between the Brazilian and U.S. Stock Exchanges (B3 and NYSE). However, the Company’s common shares and ADRs will continue to be regularly traded on their respective markets.

The stock split will not result in any change in the proportional ownership interest of the shareholders in the Company’s share capital. The resulting common shares and ADRs will grant their respective holders the same rights attributed to the currently existing common shares and ADRs, including with respect to the distribution of dividends and/or interest on equity and other distributions that may be made by the Company.

The Company will keep its shareholders and the market duly informed of the developments of this matter, in accordance with applicable regulations.

São Paulo, April 27, 2026

DANIEL SZLAK
Chief Financial Officer and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 27, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.